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July 19, 2006



United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington, DFC 20549

Re:    ICU Medical, Inc.
       Form 10-Q for the Fiscal Quarter Ended March 31, 2006
       File No. 000-19974

This letter is in response to the Staff's request for certain acknowledgements in its comment letter dated May 25, 2006.

ICU Medical, Inc. ("the Company") acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,


/s/ Francis J. O'Brien
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Francis J. O'Brien
Chief Financial Officer